UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 25, 2016

GAMING AND LEISURE PROPERTIES, INC.
(Exact name of registrant as specified in its charter)

PENNSYLVANIA	001-36124	46-2116489
(State or Other Jurisdiction of Incorporation or Organization)	(Commission file number)	(IRS Employer Identification Number)

845 Berkshire Blvd., Suite 200
Wyomissing, PA 19610
(Address of principal executive offices)

610-401-2900
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☒   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.  Entry into a Material Definitive Agreement.

On March 25, 2016, Gaming and Leisure Properties, Inc. (“GLPI”) entered into Amendment No. 1 (the “Merger Agreement Amendment”) to the Agreement and Plan of Merger, dated as of July 20, 2015 (the “Merger Agreement”) by and among GLPI, Gold Merger Sub, LLC and Pinnacle Entertainment, Inc. (“Pinnacle”), pursuant to which GLPI will acquire substantially all of Pinnacle's real estate assets following the spin-off of Pinnacle's operations (and certain real estate assets) into a separate public company (the “Transaction”).
The Merger Agreement Amendment extends from March 31, 2016 to April 30, 2016 the date after which either party may, subject to certain exceptions, elect to terminate the Merger Agreement if the Transaction has not yet been completed.
Also on March 25, 2016, GLPI entered into (i) a First Amendment (the “Credit Agreement Amendment”) to Amendment No. 1, dated as of July 31, 2015, to the Credit Agreement dated as of October 28, 2013 among GLP Capital, L.P., the several banks and other financial institutions party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and the various other parties thereto and (ii) amended bridge financing commitments from JPMorgan Chase Bank, N.A. and Bank of America, N.A. and certain of their affiliates for the purpose of financing the Transaction and paying related fees and expenses as contemplated by the Merger Agreement. The Credit Agreement Amendment and amended bridge financing commitments extend the termination date of the financing commitments provided thereby from March 31, 2016 to April 30, 2016, subject to certain customary exceptions.
The summary of the Merger Agreement Amendment and the Credit Agreement Amendment included in this Current Report on Form 8-K is qualified in its entirety by reference to the full text of the Merger Agreement Amendment and the Credit Agreement Amendment attached respectively as Exhibit 2.1 and Exhibit 10.1 hereto, which are incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.
(d) List of Exhibits

Exhibit Number	Description
2.1
Amendment No. 1, dated as of March 25, 2016, to the Agreement and Plan of Merger, dated as of July 20, 2015, by and among Gaming and Leisure Properties, Inc., Gold Merger Sub, LLC and Pinnacle Entertainment, Inc.

10.1
First Amendment, dated as of March 25, 2016, to Amendment No. 1, dated as of July 31, 2015, to the Credit Agreement dated as of October 28, 2013 among GLP Capital, L.P., the several banks and other financial institutions party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and the various other parties thereto.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward looking terminology such as “expects,” “believes,” “estimates,” “intends,” “may,” “will,” “should” or “anticipates” or the negative or other variation of these or similar words, or by discussions of future events, strategies or risks and uncertainties. Such forward looking statements are inherently subject to risks, uncertainties and assumptions about GLPI and its subsidiaries, including risks related to the following: the ability to receive, or delays in obtaining, the regulatory approvals required to own and/or operate its properties, or other delays or impediments to completing GLPI’s planned acquisitions or projects; GLPI’s ability to enter into definitive agreements with a third party operator for the Meadows Racetrack & Casino; the ultimate timing and outcome of the GLPI’s proposed acquisition of substantially all of the real estate assets of Pinnacle, including GLPI’s and Pinnacle's ability to obtain the financing and third party approvals and consents necessary to complete the acquisition; the ultimate outcome and results of integrating the assets to be acquired by GLPI in the proposed transaction with Pinnacle; the effects of a transaction between GLPI and Pinnacle on each party, including the post-transaction impact on GLPI's financial condition, operating results, strategy and plans; GLPI's ability to maintain its status as a REIT; the availability of and the ability to identify suitable and attractive acquisition and development opportunities and the ability to acquire and lease those properties on favorable terms; our ability to access capital through debt and equity markets in amounts and at rates and costs acceptable to GLPI; changes in the U.S. tax law and other state, federal or local laws, whether or not specific to REITs or to the gaming or lodging industries; and other factors described in GLPI’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended from time to time in GLPI’s other investor communications. All subsequent written and oral forward looking statements attributable to GLPI or persons acting on GLPI’s behalf are expressly qualified in their entirety by the cautionary statements included in this press release. GLPI undertakes no obligation to publicly update or revise any forward looking statements contained or incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this press release may not occur.

Additional Information

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between GLPI and Pinnacle, GLPI has filed with the SEC a registration statement on Form S-4 (File No. 333-206649) that was declared effective by the SEC on February 16, 2016 and includes a definitive joint proxy statement of GLPI and Pinnacle that also constitutes a prospectus of GLPI, which was mailed to shareholders of GLPI and stockholders of Pinnacle on or about February 16, 2016. This communication is not a substitute for the joint proxy statement/prospectus or any other document that GLPI or Pinnacle may file with the SEC or send to their shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS FILED AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of the preliminary joint proxy statement/prospectus and other relevant documents filed by GLPI and Pinnacle with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by GLPI are available free of charge on GLPI’s investor relations website at investors.glpropinc.com or by contacting the GLPI’s investor relations representative at (203) 682-8211. Copies of the documents filed with the SEC by Pinnacle are available free of charge on Pinnacle’s investor relations website at investors.pnkinc.com or by contacting Pinnacle’s investor relations department at (702) 541-7777.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 28, 2016	GAMING AND LEISURE PROPERTIES, INC.

	By:	/s/ William J. Clifford
	Name:	William J. Clifford
	Title:	Chief Financial Officer

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